Exhibit 99.1

Cost Improvement Activities at SKF

GOTHENBURG, Sweden--(BUSINESS WIRE)--Dec. 21, 2006--The SKF Group (NASDAQ:SKFR) (LSE:SKFB) (STO:SKFA) (STO:SKFB) is initiating a number of activities to further reduce costs and improve efficiency. The total cost of these activities, that includes the already announced closing of the factory in South Africa, amounts to some SEK 400 million, of which some SEK 260 million are impairments and write downs. The annual benefit amounts to some SEK 160 million.

The different activities, that will run during 2007 and will affect the operations in China, Italy, South Africa, and a number of other countries, will reduce the number of employees by about 1,000 persons.

The cost will have an impact on the Automotive Division with some SEK 160 million. The corresponding figure for the Industrial Division is some SEK 220 million and for the Service Division some SEK 20 million. During the fourth quarter, SKF will also report a total income from the operations and sale of the shares in Ovako of some SEK
450 million.

Further details will be found in the SKF Year-end report 2006.

The SKF Group is the leading global supplier of products, solutions and services in the area comprising rolling bearings, seals, mechatronics services and lubrication systems. The Group's service offer also includes technical support, maintenance services, condition monitoring and training.

The Group's annual sales 2005 were SEK 49.3 billion with an operating margin of 10.8%. The number of employees was 38 700.

(http://wpy.observer.se/wpyfs/00/00/00/00/00/08/EC/91/wkr0001.pdf)

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CONTACT: Aktiebolaget SKF
Tel. +46 31 337 10 00 Fax. +46 31 337 17 22
www.skf.com
or
SKF Group Communication
Lars G Malmer, +46 (0)31 337 1541
Lars.G.Malmer@skf.com
Or
SKF Investor Relations
Marita Bjork, +46 (0)31 337 1994
marita.bjork@skf.com